                       SECURITIES AND EXCHANGE COMMISSION


                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934


                         ELECTRIC & GAS TECHNOLOGY, INC.
                                (Name of Issuer)


                          Common Stock, $.01 par value
                         (Title of Class of Securities)


                                    284853108
                                 (CUSIP Number)

                               Neil Novikoff, Esq.
                            Willkie Farr & Gallagher
                               One Citicorp Center
                              153 East 53rd Street
                          New York, New York 10022-4677
                                 (212) 821-8000

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                               September 17, 1997
              (Date of Event which Requires Filing this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

SCHEDULE 13D

CUSIP No. 284853108

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Ladenburg Thalmann & Co. Inc.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                         a[ ]
                                                         b[x]
3.       SEC USE ONLY

          4.      SOURCE OF FUNDS*
                            OO

          5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                   PURSUANT TO ITEMS 2(d) OR 2(e)         [ ]

          6.      CITIZENSHIP OR PLACE OF ORGANIZATION
                            Delaware

                        7.      SOLE VOTING POWER
                                450,000


                        8.      SHARED VOTING POWER
  SHARES                        None
BENEFICIALLY
 OWNED BY
REPORTING               9.      SOLE DISPOSITIVE POWER
  PERSON                        450,000
   WITH

                        10.     SHARED DISPOSITIVE POWER
                                None

          11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                            450,000

          12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                   CERTAIN SHARES*                     [ ]

          13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                            5.2%

          14.     TYPE OF REPORTING PERSON*
                  CO, IA

Item 1.  Security and Issuer

                  This statement on Schedule 13D relates to shares of Common Stock, $.01 par value per share (the "Common Stock"), of Electric & Gas Technology, Inc., a Texas corporation (the "Company"). The principal executive offices of the Company are located at 13636 Neutron Road, Dallas, Texas 75244.

Item 2. Identity and Background

                  This statement on Schedule 13D is being filed by Ladenburg Thalmann & Co. Inc., a Delaware corporation ("Ladenburg"). Ladenburg is an internationally recognized investment banking firm, which as part of its investment banking business is continually engaged in providing financial advisory services.

                  The name, business address, citizenship, present principal occupation or employment, and the name and address of any corporation or other organization in which such employment is conducted of each of the executive officers and directors of Ladenburg are set forth in Appendix A attached hereto and incorporated herein by reference.

                  During the past five years, neither Ladenburg nor, to the best knowledge of Ladenburg, any person identified in Appendix A has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                  On July 3, 1992, the Securities and Exchange Commission (the "Commission") initiated an administrative proceeding against

Ladenburg alleging violations of Sections 5(a) and (c) of the Securities Act of 1933, as amended. On November 11, 1993, the Commission imposed sanctions through an offer of settlement that Ladenburg cease and desist any future violations of such statutes and cause an independent review of its procedures with subsequent audits. On or about November 5, 1993, the State of Idaho brought an administrative proceeding against Ladenburg alleging violations of provisions of Idaho Securities Act relating to registration requirements. On September 12, 1994, the State of Idaho issued an order through an offer of settlement finding that Ladenburg violated such provisions of the Idaho Securities Act and pursuant to which Ladenburg agreed to pay certain fines and comply with all of the provisions of the Idaho Securities Act. On or about February 24, 1995, the State of Vermont initiated an administrative proceeding against Ladenburg alleging violation of provisions of the Vermont Securities Act relating to registration requirements. On June 30, 1995, Ladenburg entered into a Consent Order with the State of Vermont pursuant to which Ladenburg agreed to pay an administrative penalty and costs of $24,000 and comply with all of the provisions of the Vermont Securities Act. On February 8, 1996, the State of Michigan initiated an administrative proceeding against Ladenburg alleging failure to comply with the reporting requirements of the Michigan securities statute. On such date, Ladenburg entered into a Consent Order with the State of Michigan pursuant to which Ladenburg agreed to pay administrative costs of $2,500 and cease and desist from further acts which violate the reporting requirements of the Michigan securities statute. On October 17, 1996, the Chicago Board Options Exchange ("CBOE") initiated a regulatory proceeding against Ladenburg alleging violations the Securities Exchange Act of 1934, as amended and the rules promulgated thereunder (the "Exchange Act Rules") in connection with the supervision of a former employee who perpetrated a fraud. On June 16, 1997, CBOE issued an order through an offer of settlement pursuant to which Ladenburg agreed to (i) a censure, (ii) pay a fine of $125,000 and (iii) certain undertakings to better assure compliance by its employees of the Exchange Act Rules.

                  On June 21, 1996, CBOE initiated a regulatory proceeding against Jonathan J. Groveman, Vice Chairman of the Board of Ladenburg, alleging violations of the Exchange Act Rules in connection with supervision of a former employee who perpetrated a fraud. On June 4, 1997, CBOE issued an order through an offer of settlement pursuant to which Mr. Groveman agreed to (i) a censure,
(ii) not supervise any Ladenburg employee for a period of six months and (iii) retake the Series 24 exam. During the last five years, to the best knowledge of Ladenburg, no other person identified in Appendix A has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3. Sources and Amounts of Funds or Other Consideration

                  Pursuant to a Letter Agreement (the "Agreement", a copy of which is filed with this Schedule 13D as Exhibit 1 and incorporated herein by reference), dated July 28, 1997, between the Company and Ladenburg, Ladenburg was retained by the Company as its financial advisor. As part of the consideration to Ladenburg for its services under the Agreement, the Company agreed to issue to Ladenburg warrants to purchase (i) 150,000 shares of the Common Stock at $2.00 per share upon execution of the Agreement and (ii) 300,000 shares of the Common Stock at a certain future date. On July 29, 1997, the Company issued to Ladenburg a warrant (the "First Warrant") to purchase from the Company 150,000 shares of Common Stock, at any time from time to time commencing July 31, 1997, and prior to 5:00 p.m., New York City time then current, on July 31, 2001, at the purchase price of $2.00 per share. A copy of the First Warrant is filed with this Schedule 13D as Appendix B to the Agreement.

                  On September 17, 1997, the Company issued to Ladenburg a warrant (the "Second Warrant") to purchase from the Company 300,000 shares of Common Stock, at any time from time to time commencing September 15, 1997, and prior to 5:00 p.m., New York City time then current, on September 15, 2001, at the purchase price of $2.3025 per share. A copy of the Second Warrant is filed with this
Schedule 13D as Exhibit 2 and incorporated herein by reference.

                  As of the date hereof, Ladenburg, by virtue of having sole voting and dispositive power over the shares of the Common Stock issuable to Ladenburg upon exercise of the First Warrant and the Second Warrant, beneficially owns 450,000 shares of the Common Stock.

Item 4.  Purpose of Transaction

                  Ladenburg acquired beneficial ownership of the securities to have the right to acquire an equity interest in the Company. As of the date hereof, Ladenburg is holding such securities solely for investment and has no present plans or proposals with respect to any material change in the Company's business or corporate structure or, generally, any other action referred to in instructions (a) through (j) of Item 4 of the form of Schedule 13D. Depending on market conditions and other factors, Ladenburg may continue purchases of the Company's securities or may sell or otherwise dispose of all or portions of such securities, if such sales and purchases would be desirable investments.

Item 5.  Interest in Securities of the Issuer

                  As of the date hereof, Ladenburg beneficially owned 450,000 shares of the Common Stock (representing approximately

5.2% of the Common Stock deemed outstanding on the date hereof).(1) As to all of such shares, Ladenburg has the sole power to dispose or to direct the disposition of such shares and the sole voting power with respect to such shares.

                  Except as set forth herein, no transactions in the securities of the Company were effected by Ladenburg within the 60 days prior to the date of this filing.

Item 6. Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer.

                  The securities were acquired pursuant to the Agreement, the First Warrant and the Second Warrant, all of which are filed as exhibits to this
Schedule 13D. Except as otherwise set forth in this statement, to the best knowledge of the undersigned, there are no contracts, arrangements, understandings or relationships (legal or otherwise) with respect to the securities of the Company.

Item 7.  Material to be Filed as Exhibits

         Exhibit 1. Letter Agreement, dated July 28, 1997, between Ladenburg and the Company (with Appendices including Warrant for the Purchase of Common Stock issued by the Company to Ladenburg on July 29, 1997).

         Exhibit 2. Warrant for the Purchase of Shares of Common Stock issued by the Company to Ladenburg on September 17, 1997.


----------------------
(1) Based on 8,250,416 shares of the Common Stock outstanding, as indicated in the Company's Form 10-Q for the fiscal quarter ended April 30, 1997, plus 450,000 shares of Common Stock issuable to Ladenburg upon exercise of the First Warrant and the Second Warrant.

Signature

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                          LADENBURG THALMANN & CO. INC.

                                          By: /s/ Robert B. Weintraub
                                          Name:   Robert B. Weintraub
                                          Title:  Senior Vice President


Dated:  September 26, 1997

                                   Appendix A

                  Set forth below are the name and position of each of the directors and executive officers of Ladenburg. The principal occupation of each person listed below is his or her position with Ladenburg. The business address of each person at Ladenburg is 590 Madison Avenue, New York, New York 10022.

                               Executive Officers

Name                                    Position                                            Citizenship
----                                    --------                                            -----------

Ronald J. Kramer                        Chairman of the Board and Chief                         USA
                                        Executive Officer

Peter M. Graham                         President                                               USA

Howard L. Blum, Jr.                     Vice Chairman of the Board                              USA


Jonathan J. Groveman                    Vice Chairman of the Board                              USA

James T. Stevens                        Executive Vice President and Chief                      USA
                                        Financial Officer

Robert B. Weintraub                     Senior Vice President, Secretary and                    USA
                                        General Counsel

Herbert L. Hochberg                     Assistant Secretary                                     USA

Salvatore Giardina                      Senior Vice President and Controller                    USA

Joan D. Levine                          Vice President - Operations                             USA

John H. Ruggiero                        Vice President and Director of                          USA
                                        Compliance




                                    Directors

                            Principal Occupation and
                                Business Address
                       (if other than as indicated above)
Name                                    Position                                           Citizenship
----                                    --------                                           -----------

Ronald J. Kramer                        Chairman of the Board and Chief                         USA
                                        Executive Officer

Peter M. Graham                         President                                               USA

Howard L. Blum, Jr.                     Vice Chairman of the Board                              USA

Jonathan J. Groveman                    Vice Chairman of the Board                              USA

James T. Stevens                        Executive Vice President and Chief                      USA
                                        Financial Officer

Herbert L. Hochberg                     Assistant Secretary                                     USA

J. Michael Araiz                        Senior Managing Director                                USA

Paul C. Blackman                        Senior Managing Director                                USA

Larry Katz                              Senior Managing Director                                USA

Jay R. Petschek                         Senior Managing Director                                USA

Bharat Sahgal                           Senior Managing Director                               India

Wesley W. Sparks                        Managing Director                                       USA

Andrew Zarnett                          Managing Director                                     Canada



EXHIBIT INDEX

Exhibit
Number                      Description of Exhibit
-------                     ----------------------
Exhibit 1                  Letter Agreement, dated July 28, 1997,
                           between Ladenburg and the Company
                           (with Appendices including Warrant for the Purchase of Shares of Common Stock issued by the Company to Ladenburg on July 29, 1997)

Exhibit 2                  Warrant for the Purchase of Shares
                           of Common Stock issued by the Company
                           to Ladenburg on September 17, 1997